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SHAREHOLDER MEETING (Unaudited)

On May 21, 1996, an annual shareholder meeting was held at which the three Directors identified below were elected and the selection of Deloitte & Touche LLP as the independent certified public accountants and auditors of the Fund for the fiscal year beginning November 1, 1995 was ratified (Proposal No. 1). In addition, the terms of office of the following Directors continued after the meeting: Messrs. William A. Baker, Charles Conrad, Jr., Raymond J. Kalinowski,
C. Howard Kast, Robert M. Kirchner, Ned M. Steel and Ms. Bridget A. Macaskill. The following is a report of the votes cast:
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

                                                  WITHHELD/    BROKER
NOMINEE             FOR            AGAINST        ABSTAIN      NON-VOTES        TOTAL
-----------------------------------------------------------------------------------------
C. Howard Kast      1,959,590          --         21,582       470,915          2,452,087
Robert M. Kirchner  1,960,465          --         20,707       470,915          2,452,087
Ned M. Steel        1,959,590          --         21,582       470,915          2,452,087

Proposal No. 1      1,945,861      14,550         20,761       470,915          2,452,087
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